PMU News Release #05-04 TSX, AMEX Symbol PMU March 15, 2005

PACIFIC RIM ANNOUNCES 2005 THIRD QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the three months ended January 31, 2005. Complete financial statements will be included in the Company’s 2005 Third Quarterly Report to Shareholders to be filed with the appropriate regulatory agencies in mid-March 2005. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is a revenue-generating, advanced-stage gold exploration company developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project.

Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the third quarter of fiscal 2005, the Company progressed toward this goal by: completing and publishing a positive pre-feasibility study outlining the production parameters, capital costs, operating costs and financial analysis of an underground operation at the Minita gold deposit on the El Dorado project; converting the measured and indicated Minita resource to a proven and probable reserve; and expanding the recently discovered South Minita gold zone through a definition drilling program. The Company intends to defer its decision to proceed with underground development activities at El Dorado until after a resource estimate and preliminary economic assessment of the South Minita gold zone are completed, likely before the end of calendar 2005.

Financial Highlights (all amounts in thousands of US dollars, except share and per share amounts)

	Three Months ended January 31, 2005 (Q3 2005 )	Three Months ended January 31, 2004 (Q3 2004 )	Nine Months ended January 31, 2005	Nine Months ended January 31, 2004
Revenue	$ 2,675	$ 3,318	$ 8,943	$ 9,903
Operating Costs	$ 1,953	$ 3,157	$ 7,856	$ 9,998
Exploration expenditures	$ 1,151	$ 1,194	$ 5,038	$ 3,254
Net (loss) before unusual item	$ (731)	$ (1,468)	$ (4,599)	$ (4,808)
Net (loss) for the period	$ (637)	$ (1,336)	$ (4,357)	$ (4,408)
(Loss) per share - basic and diluted	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.06)
Cash Flow provided by (used for) operating activities	$ (291)	$ 7	$ (1,094)	$ 724
Net increase (decrease) in cash	$ (1,074)	$ (272)	$ (834)	$ 319
Common shares outstanding (average)	80,517,194	79,148,768	80,494,226	78,888,209
Fully diluted shares (average)	85,434,094	85,894,148	85,411,129	85,786,589

	January 31, 2005	April 30, 2004
Cash and cash equivalents	$ 629	$ 1,463
Total assets	$ 8,438	$ 14,033
Total liabilities	$ 3,021	$ 4,415
Working Capital	$ (155)	$ 3,033

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Minita Pre-feasibility Study
On January 27, 2005, Pacific Rim received and published the results of a pre-feasibility study, which was filed on SEDAR subsequent to the end of the quarter. The pre-feasibility study considered all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offered an economic evaluation of the Minita reserves. It furthermore converted the measured and indicated Minita resource outlined in the October 2003 resource estimate to proven and probable reserves. The pre-feasibility study focused on the Minita deposit alone, and did not include other resources currently defined on the El Dorado project, nor did it include the results of recent drilling by the Company at the South Minita and Nance Dulce gold zones discovered in mid-2004.

The results of the pre-feasibility study were economically positive and indicated operating costs of $163 per gold equivalent ounce, putting the deposit in the lowest quartile for costs on a worldwide basis. The development of an underground operation at the Minita deposit will require pre-production capital expenditures of $47.9 million, and sustaining capital expenditures of $19.0 million. Operating costs per gold equivalent ounce will average $163 over the 6.2 -year expected mine life, with operating costs of $140 and $137 per gold equivalent ounce in the first two years of production respectively.

At prices of $400 per ounce for gold and $6.00 per ounce for silver, the Minita deposit is expected to generate $43.6 million in free cash flow over a 6.2 -year mine life. The undiscounted Net Present Value (“NPV”) is $43.6 million and the Internal Rate of Return (“IRR”) is 18.1% .

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 535,586 gold equivalent ounces.

“We are extremely pleased with the results of this pre-feasibility study, which indicate that operating costs at the Minita deposit are in the lowest quartile (25%) on a worldwide basis,” states Tom Shrake, CEO. “The Minita deposit is the cornerstone for Pacific Rim’s future growth and this study provides tangible movement towards our objective of becoming a low-cost intermediate level producer. Our next step is the continued delineation of our recent South Minita discovery, leading to a resource calculation in the second calendar quarter of 2005, and the inclusion of those ounces in our development plans. The addition of gold ounces at South Minita will have a beneficial impact on the El Dorado project economics.”

Exploration
At the South Minita gold zone, Pacific Rim launched a resource definition drill program designed to evaluate its vertical and lateral dimensions. South Minita has a strike length of at least 750 meters, roughly 50% longer than the high-grade Minita deposit located 450 meters to the north. The dimensions of the South Minita gold zone are expanding with the Company’s ongoing definition drill program, and the mineralization remains open at depth and along strike to the south. The South Minita drill results to date demonstrate the similarity of this new discovery with the low cost Minita deposit to the north, in terms of its grade, width and continuity.

Pacific Rim will commission a resource estimate for this new discovery in the spring of 2005. The definition of resources at the South Minita discovery will allow Pacific Rim to consider expanding the El Dorado mine plan as outlined in the Minita pre-feasibility study. Once the South Minita resource is defined Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

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The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Of the $1.2 million spent on exploration during Q3 2005, $1.1 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study components and environmental studies.

Results of Operations
For the three month period ended January 31, 2005, Pacific Rim recorded a net loss of $0.6 million or $0.01 per share, compared to a net loss and loss per share of $1.3 million and $0.02 per share recorded in the third quarter of fiscal 2004. The decrease in net loss, notwithstanding a decrease in revenues from $3.3 million in Q3 2004 to $2.7 million in Q3 2005, is primarily due to substantially lower operating costs ($1.9 million in Q3 2005 compared to $3.2 million in Q3 2004). This led to a mine operating income for Q3 2005 of $0.7 million, compared to a loss of $0.1 million during the comparable period of 2004. Expenses were relatively similar during the third quarters of both fiscal 2005 and 2004. $1.2 million was spent on exploration expenses during both Q3 2005 and Q3 2004. The Company received $0.1 million in creditor repayments from CMD related to residual leach activities during each of Q3 2005 and Q3 2004.

Net loss for the nine months ended January 31, 2005 was $4.4 million, identical to the net loss for the nine months ended January 31, 2004, or $0.05 and $0.06 per share respectively. Revenues from gold production were $1 million lower during the current nine-month period ($8.9 million for the first nine months of fiscal 2005 compared to $9.9 million for the same period the year earlier) due to the expected overall decline in production at the Denton-Rawhide mine as residual leaching continues. Operating costs, however, declined substantially for the nine months ended January 31, 2005 ($7.9 million) compared to the same period the year earlier ($10.0 million) reflecting the lower costs associated with the cessation of mining activity at Denton-Rawhide and a $0.9 million gain on the sale of equipment during the first nine months of fiscal 2005 with no comparable item in the same period of fiscal 2004. This led to a mine operating income of $1.1 million for the first nine months of fiscal 2005, compared to a mine operating loss of $1.1 million for the first nine months of fiscal 2004. This $2.2 million increase in mine operating income period over period was mostly offset by a $1.8 million increase in exploration expenses between the first nine months of fiscal 2004 and the first nine months of fiscal 2005 ($3.3 million and $5.0 million respectively). The net effect of the increases in mine operating income and exploration expenditures is an unchanged net loss for the nine months ended January 31, 2005 compared to the same period a year earlier ($4.4 million both periods).

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $2.7 million for Q3 2005, compared to $3.3 million during the comparable period of fiscal 2004. The decrease in revenue is due to a decrease in the number of gold ounces produced and sold during the current period compared to earlier period, offset in part by an improvement in the price received on gold sold during Q3 2005 (an average price of $420 per ounce for Q3 2005 compared to $401 per ounce for the same period of fiscal 2004) and increased silver sales revenues for Q3 2005 compared to Q3 2004 related to improved sales prices for silver.

Mine operating costs at Denton-Rawhide were $1.9 million in the third quarter of fiscal 2005, compared to $3.2 million in the comparable period of fiscal 2004; a reduction of $1.3 million. The substantial decrease in mine operating costs is due to the lower expenditures associated with residual leaching activity during Q3 2005 compared to those associated with residual leaching plus the windup of active mining functions that occurred in the same period of fiscal 2004. This improvement in operating costs offset the decrease in revenues during Q3 2005, leading to a mine operating income of $0.7 million in Q3 2005 compared to a loss of $0.1 million during Q3 2004.

Expenses
Net non-operating expenses increased marginally during Q3 2005 to $1.5 million, compared to $1.3 million for Q3 2004. The current quarter’s expenses reflect slightly higher general and administrative period over period ($0.3 million in the third quarter of fiscal 2005 compared to $0.2 million and in the third quarter of fiscal 2004) related primarily to increased reporting and regulatory costs.

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Liquidity, Capital Resources and Financial Condition

Liquidity
Pacific Rim’s net cash position decreased by $1.1 million during Q3 2005, from $1.7 million at October 31, 2004 to $0.6 million at January 31, 2005. This decrease is a result of a $0.8 million loan repayment in December 2004 and a negative operating cash flow of $0.3 million, offset in part by $0.05 million in cash flow provided by investing activities.

Pacific Rim’s cash position has decreased by $0.8 million from the Company’s 2004 fiscal year end at April 30, 2004 to the end of Q3 2005 at January 31, 2005. This decrease in cash and cash equivalents over the first nine months of fiscal 2005 reflects net cash flow from Denton-Rawhide of $5.9 million offset by cash outlays for expenses totaling $5.8 million ($5.0 million in exploration expenditures and $0.8 million in general and administrative costs) and $0.8 for repayment of loans.

Cash Flow Provided By (Used For) Operating Activities
Cash flow (used for) operating activities was ($0.3) million in the third quarter of fiscal 2005, a reduction from the essentially nil cash flow provided by operating activities during the second quarter of fiscal 2004. The decrease in operating cash flow for Q3 2005 compared to Q3 2004 primarily results from a $0.3 million reduction of cash flows from the Denton-Rawhide mine related to lower gold and silver sales revenues while exploration expenses remained relatively neutral.

For the first nine months of fiscal 2005, cash flow provided by (used for) operating activities decreased by $1.8 million, from $0.7 million for the period ended January 31, 2004 to ($1.1) million for the period ended January 31, 2005. The difference is attributable primarily to a $1.8 million increase in exploration expenditures and a $0.1 million increase in administrative costs period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $0.05 million and $0.2 million for Q3 2005 and Q3 2004 respectively.

For the first nine months of fiscal 2005, cash flow provided by investing activities increased by $0.9 million, from $0.1 million for the three months ended January 31, 2004 to $1.0 million for the three months ended January 31, 2005. The difference is primarily a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment during the first nine months of fiscal 2005, with only $0.1 million in proceeds from the same source in the comparable period of fiscal 2004.

Cash Flow Provided by Financing Activities
Cash flow used for financing activities was ($0.8) million during Q3 2005, compared to ($0.5) million during Q3 2004. Loan repayments to Kinross Gold Corporation, related to the Denton-Rawhide Mine purchase, were made during both periods (($0.8) million in Q3 2005 and ($1.0) million in Q3 2004). During Q3 2004 $0.5 million related to the issuance of share capital, for which there is no comparable item during Q3 2005, partially offset the ($1.0) million in cash flow outlay related to the loan repayment.

Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $0.8 million at January 31, 2005. Heap leach inventories were reduced to nil during Q2 2005 as gold was recovered from the Denton-Rawhide heap leach pile over the course of the first six months of fiscal 2005; therefore balance sheet 'inventories’ at the end of Q3 2005 are comprised of gold in process inventories only and total $0.3 million at January 31, 2005. At January 31, 2005, the book value of Pacific Rim’s total assets stood at $8.4 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in cash and cash

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equivalents and heap leach inventories at Denton-Rawhide as well as a decrease in bullion inventory (from $1.3 million at April 30, 2004 to $0.1 million at January 31, 2005.

At January 31, 2005, Pacific Rim had current liabilities of $1.3 million, compared to $2.8 million at year-end 2004. On December 31, 2004 the final $0.8 million loan payable to Kinross Gold Corporation, related to the Company’s purchase of 49% of the Denton-Rawhide mine, was made. Current liabilities include $1.1 million in accounts payable and accrued liabilities and $0.1 million of current accrued closure and pension costs. Pacific Rim has no long-term debt.

A $4.7 million reduction in current assets ($0.9 million reduction in cash plus $1.2 million decrease in bullion inventory and $2.6 million reduction in inventories), offset in part by a $1.5 million decrease in current liabilities were the main contributors to the $3.2 million decline in working capital, from $3.0 million at the end of fiscal 2004, to ($0.2) million at the end of Q2 2005 (January 31, 2005). Pacific Rim is unable to reliably forecast long term production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. For the purposes of exploration budgeting, Pacific Rim forecasts its cash flow from Denton-Rawhide for no more than 6 months in advance. The Company anticipates having sufficient cash flow during the third quarter of fiscal 2005 to continue its exploration programs and fund administrative overhead costs. If and when the Company decides to commence construction of an access / haulage ramp at El Dorado, equity and/or bank financing will be required.

Off-balance sheet arrangements
During Q3 2005 Pacific Rim recovered $100,000 in forfeited trust payments related to the December 2004 termination of the sale of CMD. The same amount was received as a creditor of CMD in the same period a year earlier. The Company is owed a further $0.4 million by CMD under its creditors’ plan. The eventual recovery of such amounts is uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at January 31, 2005. In December 2004, the Company announced its sale of the shares of the subsidiary that owns the shares of CMD, owner of the Andacollo gold mine in Chile, as announced in March 2004, would not proceed. The $0.1 million payment related to this proposed sale was released to the Company during Q3 2005 and recorded as noted above.. On January 27, the Company announced the sale of its wholly owned subsidiary DMC Cayman Inc. to a private arms-length investor. DMC Cayman Inc. is the indirect owner of the Andacollo mine. Under the terms of the agreement, the purchaser will make staged payments totaling US $5 million cash under the following schedule: a non-refundable deposit of US $100,000 upon signing of the LOI (held in trust until closing); US $900,000 upon signing of a final agreement, to be escrowed until closing, expected within 30 days of signing of a final agreement; US $1 million on June 1, 2005; US $1 million 18 months after closing; US $1 million 30 months after closing; and, $1 million 36 months after closing.

Production

Gold and Silver Production
Prior to the current quarter, Pacific Rim quoted cash costs for production from the Denton-Rawhide mine as both total cash production costs (as calculated using industry standards) and actual cash costs (representing the total cash production costs, less “heap leach inventory” drawdown costs estimated at $250 per ounce of gold produced). During Q2 2005 the “heap leach inventory” of gold ounces as calculated for accounting purposes was drawn down to nil. The Denton-Rawhide “heap leach inventory” was a conservative estimate of the number of gold ounces that would eventually be produced from the heap leach operation. Production from Denton-Rawhide during Q3 2005 was entirely above and beyond the previously estimated “heap leach inventory”.

Pacific Rim’s share of production from the Denton-Rawhide mine during Q3 2005 was 5,388 ounces of gold and 52,631 ounces of silver at a total cash production cost of $287 per ounce of gold produced (actual cash cost of $187 per ounce). During the comparable period of fiscal 2004 (the three months ended January 31, 2004), Pacific Rim’s share of production was 7,209 ounces of gold and 53,187 ounces of silver at total cash production costs of $395 per ounce (actual cash cost of $128 per ounce).

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For the nine months ended January 31, 2005, Pacific Rim’s share of production from Denton-Rawhide was 17,030 ounces of gold and 185,193 ounces of silver at a total cash production cost of $389 per ounce (actual cash production cost of $165 per ounce), compared to 23,377 ounces of gold and 166,542 ounces of silver at a total cash production cost of $387 per ounce (actual cash production cost of $127 per ounce) for the comparable period of 2004. Mine operating expenditures decreased during the first nine months of fiscal 2005, compared to the first nine months of fiscal 2004, but not as substantially as the drop in the number of gold ounces produced during the same time frame, leading to an increase in production costs period over period.

Gold prices reached 16-year highs during the period November 1, 2004 to January 31, 2005, and ranged from a low of $420.00 on January 10, 2005 to a high of $455.75 on December 6, 2004. The gold price went from $428.10 on November 1, 2004 to $423.80 on January 31, 2005, a marginal decrease of roughly 1% during the Company’s third quarter of fiscal 2005.

Gold production from Denton-Rawhide was roughly 25% lower for the third quarter of fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through the remainder of fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in six-month increments.

During Q3 2005, Kennecott initiated re-contouring the portion of the heap leach pile that was not re-contoured in the previous two quarters. This process is ongoing and expected to conclude mid- calendar 2005. Production levels are expected to improve once the re-contouring program is completed and fresh areas are exposed to leaching solutions, though overall recoveries are expected to continue their natural decline.

Outlook
Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continuing decline in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold have converged with the “actual cash production cost” now that the conservatively estimated accounting heap leach inventory is completely drawn down.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company is in the process of delineating the South Minita gold zone and anticipates calculating a resource estimate for this emerging deposit before mid-2005. Following receipt of the South Minita resource estimate, Pacific Rim will commission a scoping study to provide an economic evaluation of the South Minita gold zone, and will incorporate the results into the Minita pre-feasibility study. A final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the combined economic study and will further depend on obtaining the required environmental permits and sufficient financing to proceed.

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.SEDAR.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr.

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Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Details of the El Dorado project October 2003 resource estimate are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the execution and outcome of current or future exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company’s anticipated strategies for growth; statements of the Minita deposit’s economic potential; information included in the Minita pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling and resource estimation plans for the South Minita gold zone; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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